

April 24, 2024

Greg Lehmkuhl
Chief Executive Officer
Lineage, Inc.
46500 Humboldt Drive
Novi, MI 48377

       Re: Lineage, Inc.
          Amendment No. 4 to
          Draft Registration Statement on Form S-11
          Submitted on April 11, 2024
          CIK No. 0001868159

Dear Greg Lehmkuhl:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted April 12, 2024

Determination of Executive Compensation
Use of Comparative Market Data, page 214

1.   We note your disclosure added in response to prior comment 3 that the compensation committee does not "benchmark" pay, but reviews market data as one input in the determination of executive pay, and that you reviewed total compensation of your executives relative to compensation of comparable positions among the peer companies listed on page 214, but did not set compensation at specific target percentiles within the peer group. Please note the staff's view that in the context of Item 402(b)(2)(xiv) of Regulation S-K, "benchmarking" generally entails using compensation data about other companies as a reference point, either in whole or in part, to base, justify or provide a framework for a compensation decision. Please see paragraph 118.05 of the staff's

Regulation SC&DI and Item 402(b)(2)(xiv) and revise accordingly. Please also explain where the compensation the company paid to its executives fell within the range of compensation paid by peer companies.

Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lewis Kneib, Esq.